BOARD OF DIRECTORS´ PROPOSAL: Dear Shareholders - In view of the need to modify certain provisions of the Company´s Bylaws so that they comply with the requirements of Law No. 10,303/2001 (i.e. the new Corporations Law) and the good Corporate Governance practices recommended by the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BOVESPA), in accordance with Item "a", Paragraph VIII, Article 17 of the Bylaws, the Board hereby proposes the following amendments to the Bylaws: 1 - Article 14, Paragraph 1 : include the term "concurrent" in specifying terms of office; 2 - Article 15 : introduce the mandatory adoption of Internal Regulations for the Board of Directors in the heading of the article, to govern the Board´s basic functions; 3 - Article 16, heading, and Paragraphs 1 to 5 : bring the text of the article into line with paragraphs 1 to 4, so that, if the Chairman of the Board fails to call a board meeting, the other members may do so directly, provided the meeting is held at the same location as the Company´s Executive Directors; add a new provision to Article 16, Paragraph 5 authorizing the issuance of summaries of the minutes of board meetings, and the public registration of the same; 4 - Article 17, Clauses I and II : include monitoring among the functions of the Board of Directors; Clause V, letter "c" : include sales of fixed assets occurring during the fiscal year in the Annual Operating Plan; Clause VIII, letters : "a" : include that the Executive Directors have the power to approve the waiver of company rights, provided they are within the scope of the Company´s normal business operations; "c" : include that the Executive Directors have the power to approve "real" guaranties [as defined under Brazilian law on secured transactions] in financial operations, provided they are included in the Annual Operating Plan; "d" : include that the Executive Directors have the power to approve the assignment of trademarks and similar rights, provided they are related to products sold exclusively by the Company; "e" : include the need for authorization by the Board of Directors for the Executive Directors to transfer intellectual property rights of the Company; Clause XI : include the preparation of analyses and recommendations regarding given topics by auxiliary bodies to the Board; insert a new provision in Article 17, Clause XII establishing that the preparation and approval of its Internal Regulations and the Company´s Code of Conduct are the exclusive power of the Board of Directors; insert a new provision in Article 17, clause XIII establishing that the formal evaluation of company results is the exclusive power of the Board of Directors; 5 - Article 18, Clause I : include the monitoring of compliance with the Board´s Internal Regulations and the Company´s Code of Conduct among the powers of the Chairman of the Board of Directors; introduce a new provision into Article 18, clause II including the duty to enforce the Company´s Shareholder Agreements as one of the powers of the Chairman of the Board of Directors; 6 - Article 20, Paragraph 1 : correct reference to letter "k" of Article 21; 7- Article 21, letter "e" : include that the Executive Directors have the power to approve "real" guaranties [as defined under Brazilian law on secured transactions] in financial operations, provided they are included in the Annual Operating Plan; letter "f" : include that the Executive Directors have the power to approve the assignment of intellectual property rights for the third-party manufacture of products to be sold exclusively by the Company; letter "g" : include that the Executive Directors have the power to approve the waiver of company rights, provided they are within the scope of the Company´s normal business operations; letter "i" : redraft text of provision of former letter "h", replacing to appoint with to approve , regarding the appointment of attorneys-in-fact, representatives and agents in Brazil and overseas, with reference to Article 22, Clause I, letter "e"; 8 - Article 22, Clause I, letter "e" : adjust the reference of letters "f" and "g" of Article 21; 9 - Remove Article 25 from Chapter IV, Section III, dealing with the compensation of members of the Advisory Board; 10 - Renumber the other articles and the items contained in the Bylaws; and in Article 31 (previously article 32), change the minimum period from 5 (five) to 8 (eight) days for the holding of Ordinary General Meetings after the publication of the second notice of call, in accordance with the requirements of Law No. 10,303/2001. If this proposal is approved, the amendments to the Bylaws shall become effective as set forth below (for ease of identification, proposed modifications are underlined and in bold face):

CHAPTER IV

ADMINISTRATION

ARTICLE 14

Unchanged

Paragraph 1 - The term of office of Members of the Board and Executive Directors will be annual and concurrent , extending until the swearing in of the new managers, with re-election permitted.

Paragraph 2 - unchanged

SECTION I

BOARD OF DIRECTORS

ARTICLE 15

The Board of Directors will be composed of, at minimum, 07 (seven) and, at maximum, 11 (eleven) members, all necessarily being shareholders, and shall adopt Internal Regulations that, among other topics considered to be convenient, shall regulate the functioning of the Board and of the Committees that are subordinate to it, as well as the rights and duties of the Members and the relationship between the Board and the Executive Directors and other bodies of the Company.

Paragraph 1 to 3 Unchanged

ARTICLE 16

Regular meetings of the Board of Directors shall occur at least once per month on dates previously set on an annual calendar prepared by the Chairman of the Board of Directors, and special meetings shall occur whenever deemed necessary, and in both cases through notice of call delivered to members a minimum of 24 (twenty-four) hours in advance, indicating the date, time and location of the meeting and with a brief explanation of the order of the day.

Paragraph 1 - Notices of call shall be made by the Chairman of the Board of Directors, or by him at the request of 3 (three) of its members. If the Chairman does not do so within 5 (five) days, the members may directly call the meeting, provided it is held only at the site where the executive directors of the Company are located.

Paragraph 2 - The meetings of the Board of Directors shall be held with at least 06 (six) of its members present.

Paragraph 3 - At the meetings of the Board of Directors, each member shall have one vote.

Paragraph 4 - With the exception of the conditions contained in the Sole Paragraph of Article 17, the decisions of the Board of Directors shall be adopted, in all cases, by a vote of the majority of the members present. The Chairman of the Board shall cast the tie-breaking vote in the case of a tie, without prejudice to his own vote.

Paragraph 5 - Written reports of the meetings of the Board of Directors shall be recorded in the Book of Minutes of the Meetings of the Board of Directors and summaries thereof shall be publicly registered, as determined by the Board of Directors.

ARTICLE 17

The Board of Directors shall have the following powers:

I. To establish and to monitor the general guidelines orienting the Company´s business and any other companies that are under its control.

II. To establish and to monitor all of the operating and management regulations of the Company, especially those regarding:

a) Admission and management of personnel, staffing, careers, levels, wages and benefits of the employees of the Company;

b) Controls, audits, accounting and statistics;

c) Acquisition, administration and disposal of permanent fixed assets;

III. Unchanged

IV. Unchanged

V. To approve:

a)  Unchanged

b)  Unchanged

c)  The Annual Operating Plan and respective capital budgets, investments, sales of fixed assets and finances;

d)  to j) Unchanged

VI. Unchanged

VII. Unchanged

VIII. To authorize the Executive Directors to:

a) Waive the rights of the Company, provided they are within the scope of the Company´s normal business operations , in accordance with the provisions of letter "g" of Article 21 of these Bylaws;

b) Unchanged

c) Provide real guarantees, provided they are included in the Annual Operating Plan;

d) Assign, by contract, for a specified amount of time, renewable or not, the use of the "SADIA" brand name, logotypes, emblems, symbols and any other distinctive signs that identify the Company, as well as other brand names, "know-how", works of intellectual creation and patents that are, or shall become, its property , but only in the case of use related to products which, although manufactured by third parties, are meant for the excusive sale by the Company, and in accordance with Article 21, letter "f" of these Bylaws ; and

e) Transfer, through definitive assignment, trademarks, patents, "know-how", characters or any other works of intellectual creation that are the Company´s property.

IX. Unchanged

X. To accompany the activities and performance of the Executive Directors.

XI. To create, at any time, on a temporary or permanent basis, committees, commissions or work groups, always headed by a Member of the Board and made up of managers, employees or hired individuals, for the specific purposes of preparing projects, analyses and recommendations regarding given topics or following up activities in any of the areas in which the Company is active.

XII. To prepare and to approve the Internal Regulations of the Board of Directors and the Company´s Code of Conduct.

XIII.  To formally evaluate the Company´s results.

Sole Paragraph - Unchanged

ARTICLE 18

The Chairman of the Board of Directors shall have the following powers:

I.  To comply with and enforce the Company´s Statutes, the Internal Regulations of the Board of Directors, the Company´s Code of Conduct , the deliberations of the Shareholders´ Assembly and those of the Board of Directors and to be aware of the business operations.

II.  To enforce, within the limits of his powers, the terms of the shareholders´ agreements that are on file at Company headquarters.

III. to V. Unchanged

  SECTION II

EXECUTIVE DIRECTORS

ARTICLE 20

Unchanged

Paragraph 1 - The meetings of the Executive Directors shall be presided by the Chief Executive Office or, in his absence, by any Director, in accordance with Article 21, letter "k" .

Paragraph 2 - Unchanged

ARTICLE 21

Unless otherwise conflicting with the powers of the Board of Directors, the Executive Directors shall have the following powers:

a) to c) Unchanged

d)  To approve the acquisition, transfer and lease of fixed assets, subject to the conditions contained in letters "f" and "g" of Clause V , Article 17 of these Bylaws;

e)  To approve the concession of real guarantees in financial operations set forth in the Annual Operating Plan, as well as sureties and/or collateral for its subsidiaries in loan, financing and leasing operations;

f)  To approve the assignment of the temporary use of trademarks, "know-how", patents and works of intellectual creation owned by the Company, provided they relate to the manufacture, by third parties, of products to be sold exclusively by the Company;

g)  To waive the rights of the Company, subject to the conditions contained in Article 17, clause VIII, letter "a", of these Bylaws;

h)  Unchanged

i)  To approve the appointment of attorneys-in-fact, representatives and agents in Brazil or overseas, subject to the provisions of Article 22, clause I, letter "e", of these Bylaws;

j)  and k) unchanged

Sole Paragraph - Unchanged

ARTICLE 22

Unchanged

I - ISOLATED

a) to d) Unchanged

e) To sign instruments regarding the acts authorized by the Board of Directors, as contained in clause IX of Article 17, and those as approved by Executive Management, under the conditions contained in letters "c", "d", "e", "f" , "g" ,"h", "i" and "j" of Article 21 of these Bylaws;

f) Unchanged

CHAPTER V

SECTION I

SHAREHOLDERS´ ASSEMBLY AND DELIBERATIONS

ARTICLE 31

In the event that the Shareholders Meeting cannot be held on the scheduled date, due to a lack of legal quorum, a second notice of call shall be made in the same manner of the first, spaced by a minimum of eight (8) days between the publication of the notice and the date of the Meeting which, in this case, shall be convened with any number of attendees.

This is what the Board has proposed and we hope the shareholders will approve it.